650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 13, 2012

Via Secure E-Mail

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Jay Ingram

Nudrat Salik

Rufus Decker

Re:	SolarCity Corporation

Confidential Draft Registration Statement on Form S-1

Submission No. 5

Submitted August 30, 2012

CIK No. 0001408356

Ladies and Gentlemen:

On behalf of our client, SolarCity Corporation (“SolarCity” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 11, 2012 (the “Comment Letter”), relating to the above-referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). We have repeated the Staff’s comments below in boldface type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean SolarCity or its advisors, as applicable.

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

Common Stock Valuations, page 60

1.

We note your response to comment eight from our letter dated August 22, 2012. We continue to have difficulty understanding what factors caused a significant increase in the fair value of your common shares from $5.92 at September 14, 2011 to $10.74 at January 31, 2012 as well as how you determined that none of this increase was attributable to periods prior to January 31, 2012. During this time period, we note that you used a common stock fair value of $5.92 to value 1,480,724 options granted on October 24, 2011 and a common stock fair value of $5.98 to value 569,600 options granted on November 2, 2011 and December 5, 2011. Your response refers to two significant events which you believe principally accounted for the increase in your common stock valuation, which were the pending Series G preferred stock financing for which preliminary valuation discussions began in late December 2011 and the commencement of your internal preparation for an initial public offering in late December 2011. While these events appear to provide insight on the fair value of your common stock at the time of the events, your response still does not seem to address why the increase in the fair value of your common shares as indicated by these events was not attributable to factors which existed prior to January 2012. For example, investors may have been willing to pay more for your common shares due to improved company performance, which may be indicated by the 23% increase in revenues during the quarter ended September 30, 2011. Please advise.

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

Securities and Exchange Commission

September 13, 2012

SolarCity Response:

As discussed in our response to prior Comment No. 2 in our letter to the Staff dated August 30, 2012, the then-pending Series G preferred stock financing and our commencement of internal preparations for an IPO in late December 2011 were the primary factors accounting for the increase in common stock value from October 25, 2011 to January 31, 2012. We believe that the effect on SolarCity’s value of other factors that existed prior to January 2012, such as positive financial performance, was not reliably measurable over the short term. For example, the trends in our financial performance occurred over a short period, and may not have represented sustained or materially less risky changes in value. Because of our stage of development, the lack of sustained trends that could be reliably priced by investors and the risk in the general solar industry, there were no readily apparent formulae or metrics to use in valuation (e.g., a revenue or EBITDA multiple). Because of this uncertainty and the lack of a regular market with steady trading volume, the price that investors may be willing to pay is not known and very hard to estimate, with very significant ranges in value and uncertainty. While our prior valuations utilized generally accepted valuation techniques for estimating value using multiples and a discounted cash flow analysis, these indications were not calibrated against actual private market investor pricing because there were no meaningful and reliable offers during this period prior to our Series G financing discussions.

The potential pricing of our Series G financing was new information to us that we did not have prior to beginning the Series G discussions with potential investors. We supplementally note that although preliminary discussions with potential Series G investors began in late December 2011, we and the potential investors did not exchange draft term sheets with proposed valuations until early to mid January 2012, and, in fact, we did not actually finalize a term sheet with an agreed upon valuation with the eventual investors until early February 2012. The Series G pricing proposals were determined by investors, and we were not necessarily privy to their rationale or analysis. However, investor pricing is influenced by a number of factors outside of current company metrics, including the supply of appropriate investments in the sectors for which the investors are committed to invest (e.g., CleanTech), and the capital that the investors must deploy in the market. As soon as we believed that a clear range for a Series G financing was presented by potential investors and that there was a reasonable likelihood of the round closing, we undertook an updated valuation analysis. This analysis considered the pricing information received from the market (e.g., term sheets) and incorporated that into the analysis. Because this indication from the market was not known or reasonably knowable prior to the Series G discussions and resulting term sheet, it was not reflected in the prior analyses, which relied on more traditional market indications and a company-specific discounted cash flow.

The additional factor influencing price was our decision to move forward with an IPO in the short term and the beginning of concrete steps to do so, including scheduling an organizational meeting with potential underwriters. This fact was considered in assessing probabilities of various exit scenarios and resulted in a change in the probabilities assigned, with the assigned probabilities giving greater weight to near-term successful IPOs with pricing consistent with the Series G or above, and giving less weight to sub-optimal or materially negative exits at lower prices. Once this decision was made and steps taken, we updated the valuation coincident with the Series G financing update. The effect on value of both of these factors was material and accounts for a very significant portion of the change observed by the Staff.

Securities and Exchange Commission

September 13, 2012

Based on the foregoing and the factors more specifically described in our response to prior Comment No. 2, we respectfully advise the Staff that we believe that our board of directors granted options with exercise prices at the fair value at the time of grant on the dates noted in the Staff’s comment. However, in the context of preparing our forthcoming response to Comment No. 28 in the Staff’s letter dated May 23, 2012 in light of the anticipated potential price range for the IPO, we will consider whether there is a need to reassess whether any adjustment would be necessary.

2.	In your application of the probability-weighted expected return method, please help us better understand how you determined it was appropriate to apply an additional non-marketability discount to your valuation of common stock. Please tell us what consideration you gave as to whether the non-marketability discount is presumably already reflected in the probability of a public offering.

SolarCity Response:

We respectfully advise the Staff that, as described in our response to prior Comment No. 2 in our letter to the Staff dated August 30, 2012, we considered four basic scenarios in our probability-weighted expected return method (“PWERM”) in connection with our January 31, 2012 valuation. These consisted of three potential initial public offering outcomes (near-term IPO, medium-term IPO and long-term IPO) as well as a potential dissolution resulting in a sale of SolarCity and/or its assets in a marketable transaction. Each scenario contemplated a particular time frame and associated valuation, and we assigned a probability to each scenario based on these two factors. For example, we based our assigned probability for each IPO scenario on the probability of completing an IPO at that particular price and within the expected timeframe, as opposed to the probability of completing an IPO generally. Accordingly, there are no scenarios that reflect non-marketable conditions.

In the PWERM framework that we utilized, each possible future exit scenario assumed in the analysis anticipated a value on a marketable basis. However, as of the January 31, 2012 valuation date, SolarCity remained a privately held company. In order to derive a current value the estimated value to be realized from a future exit must be adjusted for time value of money (“present value factor” applied, which does not include any consideration for non-marketability), for the probabilities of the particular scenario (with respect to timing and magnitude, but not explicitly anticipating marketability) and the current lack of marketability for the shares. Therefore, we applied a discount for lack of marketability to the present value of our common stock on a per-share basis. Application of a discount for lack of marketability in this PWERM approach is consistent with applicable guidance and generally accepted valuation practice. Moreover, the probability assigned to each future exit scenario was independent of the level of marketability for our common stock.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

3.	We note your response to comment six from our letter dated August 22, 2012. As discussed on the conference call held on September 10, 2012, please provide us with an analysis of how you

Securities and Exchange Commission

September 13, 2012

determined cash flows related to payments for solar energy system costs should be presented on your statements of cash flows pursuant to ASC 230. Your analysis should also correspondingly address how you determined these costs should be presented on your balance sheet.

SolarCity Response:

In response to the Staff’s comment on our statement of cash flows, we note that we have presented in the consolidated statement of cash flows the cash out flows from investing activities related to the leased solar energy systems to be equal to the costs we have incurred for leased solar energy systems in a period. Once we have determined that we have an order for a solar energy system that will be leased, the cost of components transferred from inventory and all labor associated with the system represent the cost incurred for a leased system. The component parts that comprise our inventory are generic or not earmarked for any specific individual system when purchased by us, and accordingly the payments associated with these parts are not tracked at the individual part level. As a result, we are not able to identify when an individual component part was paid for and hence, cannot specifically track the cash out flow for a component that was leased or sold.

Prior to December 2011, for working capital management purposes, we negotiated payment terms with our vendors to try to match the payments we would make for inventory purchases with the deployment of inventory either to systems to be sold or leased. For systems that are leased, we generally paid for the component parts after they were released from inventory to the installation of solar energy systems to be leased. As described above, they become cost incurred for leased systems at this time, and thereby are disclosed as payments in the statement of cash flow. Because of this structuring of the payment terms, we believe that the cash out flow for the components used in leased systems are materially equivalent to the cost incurred for leased systems.

The table below illustrates the relationship between the costs incurred and payments we have made for solar energy systems in the various periods ($ in millions):

Period	Total costs incurred for solar energy systems	Costs incurred for leased solar energy systems	Payments made for solar energy systems
Prior to 2012
Year ended December 31, 2009	91	62	83
Year ended December 31, 2010	195	156	192
Six months ended June 30, 2011	138	124	148
Year ended December 31, 2011	342	292	338
2012
Three months ended March 31, 2012	109	84	183
Three months ended June 30, 2012	131	91	124
Six months ended June 30, 2012	240	175	307

Securities and Exchange Commission

September 13, 2012

The table above illustrates that prior to 2012, the payments we made generally matched the costs we incurred on the solar energy systems we sold or leased. The exceptions noted were in 2009 and in the six months ended June 30, 2011. In 2009, we were still in our early stages, and we experienced staff turnover in our accounts payable department towards the end of that year that resulted in delays in making payments to suppliers. In the six months ended June 2011, we accelerated payments as we restructured our credit terms with a supplier. Further as illustrated in the table above, payments made for solar energy systems in all periods exceeded the cost incurred in those periods for leased solar energy systems.

In the first quarter of 2012, as a result of the significant inventory purchases undertaken in the fourth quarter of 2011, we made significant payments for the inventory that exceeded the costs we incurred on solar energy systems.

We advise the Staff that we present the costs incurred to date on solar energy systems to be leased as a noncurrent asset in our balance sheet. Also, as we noted in our response to prior Comment No. 5 in our letter to the Staff dated August 30, 2012, our inventory comprises raw material parts and work in progress. Work in progress represents raw material and installation costs on systems that we have executed binding sales contracts. The raw materials comprise component parts that are not unique to any system to be sold or leased. These components are used in any of the systems we install. At the time of purchase of these component parts the ultimate use of these parts is not known. We typically do not order parts for specific installations as the component parts are the same, regardless of whether they are used on a solar system that is sold or leased. As we have noted below, we currently have significant contracted backlog for commercial and residential cash sales that could absorb all of the inventory we have on hand as of June 30, 2012. It is difficult at any point in time to determine whether a component part will be used in a system that is sold or leased or a system that is sold under a sale leaseback arrangement. We therefore hold the component parts in raw material inventory as current assets until they are deployed to systems.

We note that there are complexities associated with accurately tracking the movement and payments of component parts, as well as difficulties associated with accurately predicting the type of systems that the component parts would be deployed on (i.e., leased or sold). This includes complexities associated with the ability to determine when we would be able to raise financing to install systems (which impacts whether we sell or lease systems) as well as the ability to contract with new customers in the manner we wish. We further note that ASC 230-10-20 defines cash flows from investing activities to include cash flows related to making and acquiring and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the entity (other than materials that are part of the entity’s inventory). ASC 230-10-20 further defines cash flows from operating activities to include all transactions and other events that are not defined as investing or financing activities. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. We believe that the classification of items in the statement of cash flows should be consistent with the balance sheet classification. As noted earlier we determined that inventory given its generic nature should be classified as a current asset and as such should be excluded from investing activities in accordance with ASC 230-10-20 until the materials are assigned to a leased or to be leased system. We therefore considered alternative presentations of the payments associated with solar energy systems in our consolidated statement of cash flows to determine the most appropriate presentation. Subsequent to our conference call held on September 10, 2012, we have reconsidered the following options:

Securities and Exchange Commission

September 13, 2012

1)	Disclosing all cash payments related to solar energy systems whether sold or leased as cash flows from operating activities;

2)	Disclosing all cash payments related to solar energy systems whether sold or leased as cash flows from investing activities;

3)	Presenting payments made in a period first to leased solar energy systems and disclosing such amounts as cash out flows from investing activities and disclosing the balance as cash flows from operating activities.

Option 1)

We note that the leasing of solar energy systems has been a significant portion of our business since 2008, and we expect it will continue to be significant going forward. The costs we have incurred on the leased systems have also been significant in each period and have exceeded the costs incurred on systems we have sold. Additionally, the majority of our leased systems are financed through investment funds and not cash generated from operations. We therefore have respectfully concluded that option 1) of presenting all the payments for leased systems as operating activities would not be an appropriate option and would significantly misrepresent operating cash flows to a reader of the cash flow statements.

Option 2)

We also considered if it would be more appropriate to disclose the total cash payments associated with solar energy systems as cash flows from investing activities. We note that while historically leasing has been the most significant portion of our business, we also note that in 2012, cash sales related to large commercial systems have contributed significantly to our business in this period. For the six months ended June 30, 2012, we incurred approximately $44 million of costs on systems that we sold, which was approximately 18% of the costs we incurred on the solar energy systems in this period. We currently have contracted backlog for commercial and residential cash sales with an estimated value of approximately $110 million, which we expect to fulfill in the coming months, and we expect to execute additional cash contracts in the future. Therefore, while leasing has been a larger portion of our business operations historically, we have experienced an increase in actual and forecasted cash sales, and therefore the operational mix between systems sold or leased will fluctuate from period to period. We further note that the U.S. Treasury grants program is expected to expire in 2013 while the solar energy investment tax credits are expected to expire in 2016. This may impact our ability to attract future investor funding needed for the future deployment of leased systems. We also note that if we had applied this policy in the first half of 2012, we would reflect cash inflows from operating activities that would be approximately $65 million more than what we currently report in our statement of cash flows (i.e., reporting a net cash inflow from operations of approximately $27 million, in a period when we recorded a net loss, excluding depreciation, of approximately $24 million and received a total of $16 million that was deferred as revenue). We believe that reflecting such a significant increase in cash flows from operating activities would be potentially misleading to the readers of our financial statements given our current levels of activities in the first half of 2012. We therefore believe that adopting a policy of combining all the payments for solar energy systems and disclosing them as cash flows from investing activities would not

Securities and Exchange Commission

September 13, 2012

be appropriate as our business mix is fluid and cash sales will continue to be a significant portion of our business, and that such a policy would result in us reporting a significantly higher cash flows from operating activities than would be supported by our current levels of operations. Such a policy would also result in a mismatch of proceeds from sales of solar energy systems which would be reported under operating activities while the payments for associated costs from sales of systems would be reported as cash out flows from investing activities. While we note that ASC 230-10-45-22 states that the appropriate classification of a cash flow item should depend on the predominant source of cash flows associated with the item, given the projected cash sales discussed above which would be sufficient to absorb the inventory we held as the end of 2011, and the difficulties of accurately determining the type of systems the inventory would be deployed to, we do not consider that it would be appropriate to disclose all the payments made for inventory as investing activities. We therefore respectfully have concluded that option 2) would not be the most appropriate policy.

Option 3)

We note that a policy of presenting payments to leased systems and to systems sold and disclosing such payments as cash flows from investing activities and operating activities, respectively, would produce more reasonable results when the payments and deployment of inventory to systems installations are matched. As mentioned earlier, we generally matched payments for inventory with the deployment of such inventory to systems installed. In general, due to the continued decline in the market price of component parts we do not procure inventory to hold for any significant period of time but deploy such inventory to solar systems soon after purchase. The exception to this policy was the significant inventory purchase made in December 2011 to qualify such component parts for the sunset provisions of the U.S Treasury Grant program. We therefore expect that our policy of matching payments with the deployment of inventory to solar systems to continue in the future. We believe that in periods when deployment of inventory to solar energy systems matches the payments of these systems, the cash flows reported under this approach will tend to align with the provisions of ASC 230-10-45-22 by reporting cash flows based on the predominant source of cash flows associated with the item being paid for. We therefore respectfully have concluded that option 3) is the most appropriate disclosure policy for our statement of cash flows as it attempts to more accurately classify cash flows associated with the underlying business transaction and more readily allows the reader of the financial statements to assess any cash flow business trends.

As aforementioned, we made significant component part purchases towards the end of December 2011 of approximately $105 million, the majority of which has been paid for in first quarter of 2012. We note that in the first quarter of 2012 we incurred a cost of $109 million on systems that were sold and leased but we made payments of $183 million. This excess of payments over costs has been disclosed as a cash outflow from operating activities. For the three months ended June 30, 2012, the total payments made for solar energy systems exceeded the costs incurred on leased solar energy systems. As a result the payments we made in each of the two quarters of 2012 exceeded the costs we incurred on the leased solar energy systems.

The consolidated statement of operations discloses that the majority of our revenues have been earned from sales of solar energy systems, and we anticipate that systems sold outright will continue to be a significant part of our business prospectively with the percentage mix between systems sold or to be

Securities and Exchange Commission

September 13, 2012

leased being fluid period to period. Accordingly, the determination of where we will deploy the currently held inventory is difficult to anticipate. We therefore consider it to be more appropriate to disclose the excess payments made in the first quarter of 2012 as cash flows from operating activities.

We consider that presenting payments made in a period first to leased solar energy systems is more appropriate and will better align with our future business as the mix of sales and leases changes and as we normalize to more representative inventory levels and inventory turns that match inventory deployment with payment. Additionally, we note that the statement of cash flows which is presented for the year to date interim period in 2012 appropriately reflects the payments we have made for leased solar energy systems as investing activities, and better reflects the investments we have made in solar energy systems through the investments funds. We further note that application of this policy in the first half of 2012 resulted in the reporting of a negative cash flow from operating activities. While we appreciate some of the inventory paid for would ultimately be deployed within leased assets in the investing activities, the payments may also be used in the systems that we have sold for cash.

Additionally, we respectfully advise the Staff that we intend to make the following disclosure in our next submission/filing in “MD&A—Critical Accounting Policies and Estimates—Solar Energy Systems, Lease and To Be Leased” to further clarify for the reader the disclosure in our statement of cash flows for costs we incur on solar energy systems:

“In the event that we are unable to determine the predominant source of cash flows for solar energy system component part costs that are paid for in period, we classify such payments as cash flows from operating activities. Accordingly, we may classify payments for costs in a period as operating activities when the items paid for are subsequently utilized in leased solar energy systems in a different period and which payments otherwise would have been classified as investing activities. Because we do not track payments for component parts at the individual component part level as they are not unique and can be used in either leased solar energy systems or solar energy systems that are sold to customers, we are unable to identify when a particular component part that is transferred to a solar energy system that is to be leased was actually paid for. Accordingly, we treat costs of raw material transferred to systems to be leased as if they were paid in the period they are transferred to the systems and disclose such costs as cash outflows from investing activities in the period. While a consequence of this approach is that the quarterly and year-to-date cash flows may be inconsistent in periods when payments for costs do not match the deployment of the component parts to solar energy systems that are leased, we believe that this approach more accurately reflects the cash outflows from investing activities for solar energy systems that we have funded through investment funds. During the years ended December 31, 2009, 2010 and 2011, and the six months ended June 30, 2011 and 2012, we paid $82.9 million, $192.4 million, $337.7 million, $147.7 million and $307.7 million, respectively, for solar energy systems. Of these amounts $61.6 million, $156.5 million, $292.9 million, $124.3 million and $174.6 million have been disclosed as cash payments for leased systems and disclosed as investing activities in the years ended December 31, 2009, 2010 and 2011, and the six months ended June 30, 2011 and 2012, respectively.”

Securities and Exchange Commission

September 13, 2012

Note 11. Borrowings Under Bank Lines Credit

4.	We note your response to comment eight from our letter dated August 22, 2012. The $5.1 million reflected within long-term debt related to the vehicle financing facility represents approximately 23% of your working capital as of June 30, 2012. In this regard, please tell us how you determined that you will comply with the breached covenants at future measurement dates with the next twelve months from June 30, 2012. Please refer to ASC 470-10-45-1 and Example 1 in ASC 470-10-55.

SolarCity Response:

We note for the Staff that we had previously disclosed in the registration statement that we had failed to meet certain financial covenants associated with one of our credit facilities relating to minimum liquidity ratio and non-GAAP EBITDA minimums for certain fiscal quarters. At the time of submission of the draft registration statement, we had obtained a waiver for the breaches to the covenants. We have been able to comply with the covenants as of July and August 2012. We were also in advanced negotiations with several potential lenders to obtain new credit facilities that would improve our liquidity position and modify prospective financial covenants. Through those negotiations we have recently entered into a new $75 million revolving credit facility and repaid the prior $25 million facility. We expect to meet the financial covenants under this new facility. Accordingly, we believe that our conclusion that we would comply with the covenants at the future measurement dates was appropriate.

In addition, we supplementally advise the Staff that the lenders have agreed in principle to amend the financial covenants associated with this vehicle financing facility to be more favorable to us, and we anticipate that this amendment will be completed in the short term.

Additionally, we respectfully advise the Staff that we intend to make the following disclosure in our next submission/filing both in the liquidity and capital resources section of the registration statement as well as a subsequent event in the financial statements in connection with the new credit facility that we recently entered into.

Disclosure in MD&A—Liquidity and Capital Resources:

“In September 2012, we entered into a revolving credit agreement with Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, as administrative agent, and a syndicate of banks, including Credit Suisse AG, Cayman Islands Branch, to obtain funding for working capital and general corporate needs. This revolving credit agreement has a $75.0 million committed facility, of which $70.0 million was initially available pursuant to the facility’s terms. The borrowed funds bear interest at a rate of 3.875% plus LIBOR or, at our option, at a rate equal to 2.875%, plus the higher of (A) the federal funds rate plus 0.5%, (B) Bank of America’s published “prime rate,” or (C) LIBOR plus 1%. The facility is secured by certain of our machinery and equipment, accounts receivables, inventory and other assets, excluding certain inventory pledged to other lenders. This facility matures in September 2014, which date may be extended by an additional year if we satisfy certain financial conditions. As of September 12, 2012, $ 40.0 million was borrowed and outstanding under this revolving credit agreement, of which we used approximately $25.0 million to fully repay our prior revolving credit facility described below.

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September 13, 2012

Under the terms of this revolving credit agreement, we are required to meet various restrictive covenants, including meeting certain reporting requirements, such as the completion and presentation of audited consolidated financial statements. We are also required to maintain a debt service coverage ratio, as defined in the credit agreement, of at least 1.25:1.00 at the end of each fiscal quarter, and to maintain unencumbered liquidity, as defined in the credit agreement, of at least $35.0 million, measured at the end of each month prior to December 31, 2012 and at least $50.0 million at the end of each month thereafter; provided, however, in each case, an event of default shall not have been deemed to occur unless (i) the unencumbered liquidity is below the foregoing applicable thresholds for two consecutive months or (ii) (A) before the earlier of the date that we certify unencumbered liquidity is in excess of $50.0 million or December 31, 2012, the unencumbered liquidity is less than $30.0 million and (B) after the earlier of the date that we certify unencumbered liquidity is in excess of $50.0 million or December 31, 2012, the unencumbered liquidity is less than $40.0 million.”

Disclosure in Note 23—Subsequent Events:

“Credit Facility

In September 2012, the Company entered into a revolving credit agreement with a syndicate of banks to obtain funding for working capital and general corporate needs. This revolving credit agreement has a $75.0 million committed facility, of which $70.0 million was initially available pursuant to the facility’s terms. The borrowed funds bear interest at a rate of 3.875% plus LIBOR or, at the Company’s option, at a rate equal to 2.875%, plus the higher of the federal funds rate plus 0.5%, or Bank of America’s published “prime rate,” or LIBOR plus 1%. The facility is secured by certain of the Company’s machinery and equipment, accounts receivables, inventory and other assets, excluding certain inventory pledged to other lenders. This facility matures in September 2014, which date may be extended by an additional year if the Company satisfies certain financial conditions. As of September 12, 2012, $ 40.0 million was borrowed and outstanding under this revolving credit agreement, of which the Company used approximately $25.0 million to fully repay its prior revolving credit facility.”

* * * *

Securities and Exchange Commission

September 13, 2012

Please direct any questions with respect to the Registration Statement and this letter to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Steven V. Bernard
Steven V. Bernard

cc:	Lyndon Rive, SolarCity Corporation

Robert D. Kelly, SolarCity Corporation

Seth R. Weissman, SolarCity Corporation

Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP